MANAGEMENT’S DISCUSSION AND ANALYSIS
All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.
For the three months ended March 31, 2023.
The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and 2022, and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the "Cautionary Note Regarding Forward-Looking Statements" section at the end of this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. All dollar figures are in U.S. dollars and tabular dollar amounts are in millions, unless otherwise noted. Figures in some tables may not add due to rounding. This MD&A has been prepared as at April 26, 2023. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.
OUR BUSINESS
New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Canada (“Rainy River”), the New Afton Mine in Canada (“New Afton”), and the Cerro San Pedro Mine in Mexico (in reclamation) (“Cerro San Pedro” or "CSP"). The Company also holds Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.
ENDNOTES
Note references throughout the document are to endnotes which can be found starting on page 40 of this MD&A.
USE OF NON-GAAP FINANCIAL PERFORMANCE METRICS
In this MD&A, we use the following non-GAAP financial performance measures: “Total cash costs", "all-in sustaining costs" or "AISC", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne", "cash generated from operations before changes in non-cash operating working capital" and "free cash flow". For a detailed description of each non-GAAP financial performance measure used in this MD&A and a detailed reconciliation to the most directly comparable measures under IFRS, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A starting on page 26. The non-GAAP financial performance measures in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS. These measures may therefore not be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
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OPERATING AND FINANCIAL HIGHLIGHTS
OPERATING HIGHLIGHTS

	Three months ended March 31
	2023	2022
OPERATING INFORMATION
Gold equivalent (“eq.”) (ounces)(1):
Produced(3)	104,857	87,696
Sold(3)	107,931	92,536
Gold (ounces):
Produced(3)	82,477	68,101
Sold(3)	87,206	70,562
Copper (millions of pounds):
Produced(3)	10.3	8.2
Sold(3)	9.5	9.2
Revenue(10)
Gold ($/ounce)	1,864	1,881
Copper ($/pound)	3.79	4.26
Average realized price(2)
Gold ($/ounce)	1,890	1,897
Copper ($/pound)	4.10	4.53
Operating expenses per gold eq. ounce sold ($/ounce) (10)	1,086	1,029
Depreciation and depletion per gold eq. ounce sold ($/ounce)(10)	514	529
Total cash costs per gold eq. ounce sold ($/ounce)(2)	1,134	1,069
All-in sustaining costs per gold eq. ounce sold ($/ounce) (2)	1,486	1,778

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FINANCIAL HIGHLIGHTS

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
FINANCIAL INFORMATION
Revenue	201.6	174.7
Revenue less cost of goods sold	29.3	30.7
Net loss	(31.8)	(7.8)
Adjusted net earnings(2)	18.4	10.3
Cash generated from operations	60.6	67.8
Cash generated from operations before changes in non-cash operating working capital(2)	75.7	66.4
Sustaining capital(2)	26.3	52.6
Growth capital(2)	36.8	22.9
Total mining interest capital expenditures	63.1	75.6
Total assets	2,228.8	2,434.6
Cash and cash equivalents	197.3	431.5
Long-term debt	395.2	491.5
Non-current liabilities excluding long-term debt	798.3	863.6
Share Data
Loss per share
Basic ($)	(0.05)	(0.01)
Diluted ($)	(0.05)	(0.01)
Adjusted net earnings per basic share ($)(2)	0.03	0.02
Share price as at March 31 (TSX - Canadian dollars)	1.47	2.27
Weighted average outstanding shares (basic) (millions)	682.7	681.3

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SUSTAINABILITY AND ESG
Health and Safety
Total recordable injury frequency rate ("TRIFR") was 0.78 in the quarter. New Afton and Rainy River experienced no lost time injuries during the quarter, New Afton reached the milestone of exceeding 1 million hours since its last lost time injury, and Rainy River surpassed 1.6 million hours.
Environment
Water Management
In advance of the spring thaw, Rainy River made upgrades and preparations to water management infrastructure including the water treatment plant, open pit diversions and diffuser system.
Climate Action
The Company continues to assess opportunities for Scope 1 & 2 greenhouse gas ("GHG") emissions reductions at both New Afton and Rainy River to help ensure the Company meets its goal of a 30% reduction in GHG emissions by 2030 (with a baseline year of 2020).
Tailings Management
In the quarter, in accordance with its tailings deposition plan, New Afton successfully deposited 100% of tailings to the Afton Pit tailings facility through the use of its Thickened and Amended tailings facility. Rainy River commenced the annual tailings dam raise.
Social
Indigenous & Community Relations
The Cerro San Pedro ("CSP") Closure Report was released in April 2023. The report highlighted the success of social closure activities at CSP as well as the Todos por Cerro San Pedro Foundation ("FTCSP"). Through the CSP closure activities, over MXN $107 million have been contributed to infrastructure projects in the Cerro de San Pedro municipality from 2017 to 2022 and over MXN $81 million has been contributed to the Fund for Sustainable Regional Development of Mining States and Municipalities since 2014. FTCSP has been able to reach over 2500 participants through various programs focused on innovation, entrepreneurship and environmental education.

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CORPORATE DEVELOPMENTS
On January 16, 2023, the Company sold its shares in Artemis Gold Inc. for approximately C$31.5 million.

Subsequent to the quarter, on April 26, 2023, the Company amended its revolving credit facility, extending the maturity date to December 2026 from December 2025.

Subsequent to the quarter, the Company announced the appointment of Yohann Bouchard as Executive Vice President and Chief Operating Officer, and the promotion of Ankit Shah to Executive Vice President, Strategy and Business Development. The Company also announced the appointment of Luke Buchanan as Vice President, Technical Services and Jean-François Ravenelle as Vice President, Geology.

Subsequent to the quarter, the Company announced that Rob Chausse, Chief Financial Officer, will retire at the end of 2023 and will assist with the planned transition of responsibilities through the remainder of the year. Keith Murphy has been promoted to Vice President, Finance and will assume greater finance responsibilities going forward.
OUTLOOK 2023
New Gold is pleased to reaffirm its 2023 guidance as outlined below.

Operational Estimates	Rainy River	New Afton	Consolidated Guidance
Gold Eq. Produced (ounces)[1]	235,000 - 265,000	130,000 - 160,000	365,000 - 425,000
Gold Produced (ounces)	230,000 - 260,000	50,000 - 60,000	280,000 - 320,000
Copper Produced (Mlbs)	-	38 - 48	38 - 48
Operating expenses, per gold eq. ounce	$905 - $985	$1,035 - $1,115	$950 - $1,030
All-in Sustaining Costs per gold eq. ounce[2]	$1,475 - $1,575	$1,320 - $1,420	$1,505 - $1,605
Details of the Company’s 2023 guidance is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.newgold.com/news-events/news.
KEY PERFORMANCE DRIVERS
There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are the market prices of gold and copper as well as foreign exchange rates.
Production Volumes and Costs
For an analysis of the impact of production volumes and costs for the three months ended March 31, 2023 relative to the prior-year period, refer to the “Review of Operating Mines” section of this MD&A.

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Commodity Prices
Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.
For the three months ended March 31, 2023, New Gold's gold revenue per ounce10 and average realized gold price per ounce2 were $1,864 and $1,890, respectively, compared to the London Bullion Market ("LBMA") p.m. average gold price of $1,890 per ounce.
Copper Prices
For the three months ended March 31, 2023, New Gold’s copper revenue per pound10 and average realized copper price per pound2 were $3.79 and $4.10, respectively, compared to the average London Metals Exchange ("LME") copper price of $4.05 per pound.
Foreign Exchange Rates
While the Company’s key operations are in Canada, revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton and Rainy River, as well as through corporate administration costs.
The spot Canadian dollar stayed consistent against the U.S. dollar during the first quarter of 2023. The average value of the Canadian dollar against the average value of the U.S. dollar for the three months ended March 31, 2023 decreased compared to the prior-year period. The weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as a significant portion of operating and capital costs are denominated in Canadian dollars.
For an analysis of the impact of foreign exchange fluctuations on operating costs, refer to the relevant sections for Rainy River and New Afton under the heading “Review of Operating Mines”.
Economic Outlook
The LBMA p.m. gold price increased by 9% during the first quarter of 2023, finishing the quarter at $1,980 per ounce. Safe-haven demand, driven by issues in the banking sector, in addition to the expectations of monetary policy loosening, supported the price of gold. Gold held in exchange-traded funds was largely unchanged in the first quarter. Looking forward, further inflation concerns, geopolitical uncertainty and recessionary concerns may provide support for gold prices.
Prospects for gold are impacted by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine. Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors, such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for gold and precious metals, and believes the prospects for the business are favourable.
The LME cash copper price increased by 7% during the first quarter of 2023, finishing the quarter at $4.05 per pound. Copper prices increased on the prospects of China re-opening post COVID-19 restriction
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easement. Over the longer-term, continued growth in the global economy could increase demand for copper and provide support for copper prices.
Inflationary pressures continue to impact the economy in general. Inflation is impacted by various macroeconomic factors and can affect the cost of labour and key consumables.

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FINANCIAL RESULTS
Summary of Financial Results

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
FINANCIAL RESULTS
Revenue	201.6	174.7
Operating expenses	117.2	95.2
Depreciation and depletion	55.1	48.8
Revenue less cost of goods sold	29.3	30.7
Corporate administration	5.6	5.5
Share-based payment expenses	0.4	1.6
Exploration and business development	2.3	5.2
Income from operations	21.0	18.4
Finance income	1.8	0.2
Finance costs	(4.3)	(7.6)
Other gains and losses
Gain (loss) on foreign exchange	0.6	(2.2)
Loss on disposal of assets	(0.6)	(2.0)
(Loss) gain on revaluation of investments	(1.2)	0.1
Unrealized loss on revaluation of non-current derivative financial liabilities	(47.5)	(14.0)
Loss on foreign exchange derivative	(0.5)	—
Loss on fuel hedge swap contracts	(0.7)	—
Revaluation of CSP's reclamation and closure cost obligation	(0.1)	(0.5)
Other	—	0.3
Loss before taxes	(31.5)	(7.3)
Income tax expense	(0.3)	(0.5)
Net loss	(31.8)	(7.8)
Adjusted net earnings (2)	18.4	10.3

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Revenue
For the three months ended March 31, 2023, the increase in revenue relative to the prior-year period was due to higher gold and copper sales volume, partially offset by lower gold and copper prices. A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
Operating expenses
For the three months ended March 31, 2023, operating expenses increased over the prior-year period primarily due to higher operating tonnes mined at both sites. For further information, please refer to the "Review of Operating Mines" section of this MD&A.
Depreciation and depletion
For the three months ended March 31, 2023, depreciation and depletion increased when compared to the prior-year period due to higher gold equivalent1 production.
Revenue less cost of goods sold
For the three months ended March 31, 2023, revenue less costs of goods sold decreased when compared to the prior-year period due to higher operating expenses and depreciation and depletion, partially offset by higher revenue.
Corporate administration
For the three months ended March 31, 2023, corporate administration was consistent compared to the prior-year period.
Share-based payment expenses
For the three months ended March 31, 2023, share-based payment expenses decreased when compared with the prior-year period due to a decrease in New Gold's share price.
Exploration and business development
For the three months ended March 31, 2023, exploration and business development expenses decreased when compared to the prior-year period primarily due to decreased exploration activity at both Rainy River and New Afton.

Finance income
For the three months ended March 31, 2023, finance income increased due to an increase in interest rates when compared to the prior-year period.
Finance costs
For the three months ended March 31, 2023, finance costs decreased mainly due to the $100 million redemption of the 2025 Unsecured Notes in May 2022 resulting in a lower interest expense in the current year period as well as additional capitalized interest at New Afton.
Other gains and losses
Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar when compared to the U.S. dollar in the current period.

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Unrealized loss on investments
For the three months ended March 31, 2023, the Company recorded an unrealized loss of $1.2 million primarily due to a decrease in the share price of certain investments.

Rainy River gold stream obligation
For the three months ended March 31, 2023, the Company recorded an unrealized loss on the revaluation of the gold stream obligation derivative instrument of $9.1 million. The loss was primarily driven by lower market observable discount rates and higher metal prices.
New Afton free cash flow interest obligation
For the three months ended March 31, 2023, the Company recorded an unrealized loss on revaluation of the New Afton free cash flow interest obligation of $38.4 million. The loss was primarily driven by lower market observable discount rates and higher metal prices.

Loss on foreign exchange derivative
For the three months ended March 31, 2023, the Company recorded a loss on foreign exchange derivatives of $0.5 million, associated with the Company's foreign exchange contracts.

Loss on fuel hedge swap contracts
For the three months ended March 31, 2023, the Company recorded a loss of $0.7 million, associated with the Company's fuel hedge swap contracts.

The other gains and losses listed above are added back for the purposes of calculating adjusted net earnings2. Adjusted net earnings2 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section of this MD&A.
Income tax
The current income tax expense and prior-year income tax expense relates primarily to current and deferred mineral taxes in the period. Income tax expense for the three months ended March 31, 2023 was consistent compared to the prior-year period.
On an adjusted net earnings2 basis, the adjusted tax expense2 for the three months ended March 31, 2023, was $0.1 million, compared to $0.7 million in the prior-year period. The adjusted tax expense2 excludes the tax impact of other gains and losses on the consolidated income statement. Adjusted tax expense2 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.
Net (Loss) earnings
For the three months ended March 31, 2023, there was a decrease in net earnings compared to the prior-year period, primarily due to an unrealized loss on the revaluation of the Rainy River gold stream obligation and the New Afton free cash flow interest obligation.
Adjusted net earnings (loss)2
Net earnings (loss) have been adjusted for other gains and losses on the consolidated income statement. Key elements in other gains and losses are the fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, foreign exchange gains/loss and fair value
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changes in investments. The adjusted entries are also impacted by tax expenses to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Adjusted net earnings is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.
For the three months ended March 31, 2023, adjusted net earnings2 increased over the prior-year period due to higher revenues and lower exploration and business development costs, partially offset by higher operating expenses, and depreciation and depletion.
For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A.

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Key Quarterly Operating and Financial Information
Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
OPERATING INFORMATION
Gold production from operations (ounces)(4)	82,477	80,694	70,147	52,431	68,101	81,072	72,210	66,989	66,650
Gold sales from operations (ounces)(4)	87,206	78,507	68,816	51,263	70,562	78,745	66,982	68,184	63,539
Revenue	201.6	162.8	151.2	115.7	174.7	202.6	179.8	198.2	164.9
Net (loss) income	(31.8)	(16.9)	(4.2)	(37.9)	(7.8)	150.9	(11.3)	(15.8)	16.8
Per share:
Basic ($)	(0.05)	(0.02)	(0.01)	(0.06)	(0.01)	0.22	(0.02)	(0.02)	0.02
Diluted ($)	(0.05)	(0.02)	(0.01)	(0.06)	(0.01)	0.22	(0.02)	(0.02)	0.02

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REVIEW OF OPERATING MINES
Rainy River Mine, Ontario, Canada
Rainy River is a gold mine located in Northwestern Ontario, Canada approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people.
A summary of Rainy River’s operating results is provided below.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
OPERATING INFORMATION
Ore mined (thousands of tonnes)	3,343	1,812
Operating waste mined (thousands of tonnes)	5,436	3,168
Capitalized waste mined (thousands of tonnes)	1,994	5,745
Waste mined (thousands of tonnes)	7,430	8,913
Ratio of waste-to-ore	2.26	4.93
Ore processed (thousands of tonnes)	2,016	2,189
Average gold grade (grams/tonne)	1.12	0.92
Gold recovery rate (%)	91	91
Gold eq. (ounces) (1):
Produced (3)	67,596	59,895
Sold (3)	73,412	61,684
Gold (ounces)(1):
Produced (3)	66,201	58,834
Sold (3)	71,891	60,635
Gold Revenue ($/ounce)	1,882	1,891
Average gold realized price ($/ounce) (2)	1,882	1,891
Open pit net mining cost per operating tonne mined (2)	3.62	3.83
Processing cost per tonne processed (2)	13.91	9.72
G&A cost per tonne processed (2)	4.37	3.88
Operating expenses per gold eq. ounce sold ($/ounce)(10)	1,014	948
Depreciation and depletion per gold eq. ounce(10)	541	628
Total cash costs per gold eq. ounce sold (2)	1,014	948
All-in sustaining costs per gold eq. sold (2)	1,383	1,592
FINANCIAL INFORMATION
Revenue	138.0	116.6
Revenue less cost of goods sold	24.0	19.4
Capital expenditures (sustaining capital) (2)	22.3	34.9
Capital expenditures (growth capital) (2)	5.7	4.9
Total mining interest capital expenditures	28.0	39.8
Cash generated from operations(2)	52.7	62.9
Free cash flow (2)	14.7	14.6

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Operating results
Production
First quarter gold eq.1 production was 67,596 ounces (66,201 ounces of gold and 110,976 ounces of silver), an increase over the prior-year period due to higher gold grade with the inclusion of higher grade underground tonnes, partially offset by lower tonnes processed. Production is expected to strengthen in the second half of the year and represent approximately 55% of the annual production.

Revenue
For the three months ended March 31, 2023, revenue increased when compared to the prior-year period due to higher gold sales volume, partially offset by the lower average realized gold price.

Revenue less cost of goods sold
For the three months ended March 31, 2023, revenue less cost of goods sold increased when compared to the prior-year period, primarily driven by higher revenues.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow
Operating expense4 per gold eq. ounce increased over the prior-year period as a result of higher costs associated with production from the Intrepid underground zone and increased costs associated with mill maintenance performed in the quarter, partially offset by higher sales volume.

Open pit net mining costs per operating tonne mined2 for the three months ended March 31, 2023, decreased over the prior-year period due to an increase in tonnes mined.

Processing costs per tonne processed2 for the three months ended March 31, 2023, increased over the prior-year period due to a decrease in tonnes milled.
Depreciation and depletion was $541 per gold eq. ounce10 for the three months ended March 31, 2023, which decreased compared to the prior-year period due to higher sales volume.
All-in sustaining costs2 per gold eq. ounce decreased over the prior-year period due to lower sustaining capital spend and higher sales volume.
Total capital decreased over the prior-year period due to lower sustaining capital, partially offset by higher growth capital. Sustaining capital2 primarily related to capitalized waste, as well as capital maintenance, and the commencement of the annual tailings dam raise. Growth capital2 primarily related to the development of the Intrepid underground zone, which advanced 388 metres during the quarter.
Cash generated from operations for the three months ended March 31, 2023, decreased when compared to the prior-year period primarily due to negative working capital movements, partially offset by an increase in revenues.
Free cash flow2 for the three months ended March 31, 2023, was $14.7 million (net of $7.7 million stream payment), which is consistent with the prior-year period.

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Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended March 31, 2023, the value of the U.S. dollar averaged $1.36 against the Canadian dollar, when compared to $1.27 against the Canadian dollar in the prior-year period. This reduced total cash costs2 by $69 per gold eq. ounce1 relative to the prior-year period.

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New Afton Mine, British Columbia, Canada
The New Afton mine is located in South-Central British Columbia near Kamloops, a city of approximately 90,000 people.
A summary of New Afton’s operating results is provided below.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
OPERATING INFORMATION
Ore mined (thousands of tonnes)	693	531
Operating waste mined (thousands of tonnes)	—	4
Capitalized waste mined (thousands of tonnes)	133	98
Waste mined (thousands of tonnes)	133	102
Ore processed (thousands of tonnes)	733	927
Average grade:
Gold (grams/tonne)	0.78	0.38
Copper (%)	0.70	0.49
Recovery rate (%):
Gold	89	83
Copper	91	81
Gold eq. (ounces)(1):
Produced (3)	37,261	27,800
Sold (3)	34,519	30,852
Gold (ounces)(1):
Produced (3)	16,276	9,267
Sold (3)	15,316	9,927
Copper (millions of pounds):
Produced (3)	10.3	8.2
Sold (3)	9.5	9.2
Revenue
Gold ($/ounce)	1,782	1,818
Copper ($/pound)	3.79	4.26
Average realized price (2):
Gold ($/ounce)	1,928	1,935
Copper ($/pound)	4.10	4.53
Underground net mining cost per operating tonne mined (2)	27.23	26.51
Processing cost per tonne processed (2)	19.53	14.68
G&A cost per tonne processed (2)	6.49	5.41
Operating expenses per gold eq. ounce sold ($/ounce)(10)	1,240	1,192
Depreciation and depletion per gold eq. ounce(10)	449	325
Total cash costs per gold eq. sold ($/ounce) (2)	1,392	1,313
All-in sustaining costs per gold eq. sold ($/ounce) (2)	1,526	1,913
FINANCIAL INFORMATION:
Revenue	63.6	58.1
Revenue less cost of goods sold	5.3	11.3
Capital expenditures (sustaining capital) (2)	4.0	17.7
Capital expenditures (growth capital) (2)	31.1	18.0
Total mining interest capital expenditures	35.0	35.7
Cash generated from operations(2)	16.0	15.1
Free cash flow (2)	(19.0)	(33.2)

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Operating results
Production
Gold eq.1 production for the three months ended March 31, 2023 was 37,261 ounces (16,276 ounces of gold and 10.3 million pounds of copper), an increase over the prior-year period due to higher gold and copper grade and recovery, partially offset by lower tonnes processed.
Revenue
For the three months ended March 31, 2023, revenue increased when compared to the prior-year period due higher sales volume, partially offset by lower average realized gold and copper prices.
Revenue less cost of goods sold
For the three months ended March 31, 2023, revenue less cost of goods sold decreased when compared to the prior-year period, primarily due to higher operating expenses and depreciation and depletion, partially offset by higher revenue.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow.
Operating expense per gold eq. ounce increased over the prior-year period primarily due to the inclusion of ore purchase costs from existing ore purchase agreements, partially offset by higher sales volume.

Underground net mining costs per operating tonne mined2 for the three months ended March 31, 2023, were consistent with the prior-year period. Processing costs per tonne processed2 for the three months ended March 31, 2023, increased due to lower tonnes processed.
Depreciation and depletion was $449 per gold eq. ounce10 for the three months ended March 31, 2023, an increase when compared to the prior-year period as a result of a higher asset base.

All-in sustaining costs2 per gold eq. ounce decreased over the prior-year period due to lower sustaining capital spend and higher sales volume.
Total capital was in-line with the prior-year period, primarily due to lower sustaining capital spend offset by higher growth capital spend. Sustaining capital2 primarily related to tailings management and stabilization activities. Growth capital2 primarily related to C-Zone development, which advanced 1,172 metres in the quarter.
Cash generated from operations for the three months ended March 31, 2023 was consistent with the prior-year period.
Free cash flow2 for the three months ended March 31, 2023, was a net outflow of $19.0 million, an increase over the prior-year period as the prior-year period included a free cash flow interest payment to Ontario Teacher's Pension Plan.
Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended March 31, 2023, the value of the U.S. dollar averaged $1.36 against the Canadian dollar, when compared to $1.27 against the Canadian dollar in the prior-year period. This reduced total cash costs2 by $85 per gold eq. ounce1 relative to the prior-year period.

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Exploration activities
During the three months ended March 31, 2023, the Company completed 5,696 metres of diamond drilling in seventeen completed drill holes from underground. Of these, 2,876 metres were completed in six holes to explore for potential mineralization on the Artificial Intelligence North target area. The remaining 2,820 metres were completed in eleven drill holes to assess the down plunge extension of the mineralization defined on the Upper East Extension target area.

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FINANCIAL CONDITION REVIEW
Balance Sheet Review

	As at March 31	As at December 31
(in millions of U.S. dollars)	2023	2022
BALANCE SHEET INFORMATION
Cash and cash equivalents	197.3	200.8
Other current assets	161.3	176.7
Non-current assets	1,870.2	1,866.0
Total assets	2,228.8	2,243.5

Current liabilities	157.5	171.2
Non-current liabilities excluding long-term debt	798.3	717.9
Long-term debt	395.2	394.9
Total liabilities	1,351.0	1,284.0
Total equity	877.8	959.5
Total liabilities and equity	2,228.8	2,243.5

Assets
Cash and cash equivalents
Cash and cash equivalents is consistent relative to December 31, 2022.
Other current assets
Other current assets primarily consist of trade and other receivables, inventories, investments and prepaid expenses. Other current assets decreased primarily due to the sale of the investment in Artemis Gold Inc.
Non-current assets
Non-current assets primarily consist of mining interests, which include the Company’s mining properties, development projects and property, plant and equipment. The increase relative to December 31, 2022 is primarily attributable to the Company's investments in its mining interests.
Current liabilities
Current liabilities consist primarily of trade and other payables. Current liabilities decreased due to a decrease in interest payable.
Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consists primarily of reclamation and closure cost obligations, non-current derivative obligations and deferred tax liabilities.
The Company's gold stream obligation has increased from December 31, 2022, primarily driven by the lower market observable discount rates and higher metal prices in the period, partially offset by settlements.
The Company's free cash flow interest obligation has increased from December 31, 2022, primarily driven by the lower market observable discount rates and higher metal prices in the period.
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The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton and CSP. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at March 31, 2023 was $117.1 million which is consistent with $119.5 million as at December 31, 2022.
The deferred income tax liability stayed consistent at $66.6 million compared to December 31, 2022.
Long-term debt and other financial liabilities containing financial covenants
Long-term debt includes the unsecured notes and the Company’s revolving credit facility.
As at March 31, 2023, the Company has $400.0 million of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027 (the "2027 Unsecured Notes"). The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual installments on January 15 and July 15 of each year.
The 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, and certain corporate actions. There are no maintenance covenants.
On April 26, 2023, the Company entered into a fourth amended and restated credit agreement in respect of its revolving credit facility (the "Credit Facility") with a syndicate of financial institutions which extended the maturity date from December 2025 to December 2026, maintaining the existing borrowing limit of $400.0 million.
The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains three covenant tests all, of which are measured on a rolling four-quarter basis at the end of every quarter:
•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

Significant financial covenants are as follows:

		Twelve months ended March 31	Twelve months ended December 31
Financial Covenant		2023	2022
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0:1.0	5.1 : 1	4.5 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5:1.0	2.0 : 1	2.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0:1.0	0.2 : 1	0.2 : 1
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Liquidity and Cash Flow
As at March 31, 2023, the Company had cash and cash equivalents of $197.3 million compared to $200.8 million as at December 31, 2022. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from 7 days to 90 days. As per the investment policy, the Company is not permitted to make investments in asset-backed commercial paper.
The Company's investments in marketable equity securities are exposed to various risk factors including currency risk, market price risk and liquidity risk.
The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper production, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates. These factors are monitored by the Company on a regular basis and will continue to be reviewed.
The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
CASH FLOW INFORMATION
Cash generated from operating activities	60.6	67.8
Cash used by investing activities	(37.9)	(81.5)
Cash used by financing activities	(25.9)	(36.8)
Effect of exchange rate changes on cash and cash equivalents	(0.3)	0.5
Change in cash and cash equivalents	(3.5)	(50.0)

Operating Activities
For the three months ended March 31, 2023, the decrease in cash generated from operating activities was due to negative working capital movements, partially offset by higher revenue.
The cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate.
Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects, partially offset by the proceeds from the Company's sale during the quarter of its shares in Artemis Gold Inc.

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The following table summarizes the capital expenditures (mining interests per the consolidated statement of cash flows) for the three months ended March 31, 2023:

	Three months ended March 31
(in millions of U.S. dollars)	2023	2022
CAPITAL EXPENDITURES BY SITE
Rainy River	28.0	39.8
New Afton	35.0	35.7
Other	0.1	0.1
Capital expenditures	63.1	75.6
Financing Activities
For the three months ended March 31, 2023, cash used in financing activities was $25.9 million. The change was primarily driven by a decrease in gold stream obligation payments compared to the prior-year period.
The Company’s cash balance as at March 31, 2023 of $197.3 million, together with $372.5 million available for drawdown under the Credit Facility as at March 31, 2023, provided the Company with $569.8 million of liquidity.
The Company is expecting to continue to advance the C-Zone development at New Afton resulting in significant capital expenditures. Assuming the stability of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its operational plan and will be able to repay future indebtedness from a combination of internally generated cash flow and financing activities. Additionally, the Company has a strong liquidity position, which management expects to be more than adequate to fund its business objectives.
Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At March 31, 2023, these commitments totaled $120.8 million, which are expected to become due over the next 12 months. This compares to commitments of $64.0 million as at December 31, 2022. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.
Contingencies
In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material
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adverse impact on its financial condition, cash flow and results of operations. As at March 31, 2023, there were no contingent losses recorded.
Related Party Transactions
The Company did not enter into any reportable related party transactions during the three months ended March 31, 2023.
Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during the three months ended March 31, 2023.
Outstanding Shares
As at April 26, 2023, there were 683.1 million common shares of the Company issued and outstanding. The Company had 4.5 million stock options outstanding under its share option plan, exercisable for up to an additional 4.5 million common shares.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP financial performance measures in this MD&A. These measures are not defined under IFRS and should not be considered in isolation. In 2023, the Company has disclosed “total cash costs", "all-in sustaining costs" or "AISC", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne processed", "cash generated from operations, before changes in non-cash operating working capital" and "free cash flow" as non-GAAP financial performance measures. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.
Total Cash Costs per Gold Equivalent Ounce
“Total cash costs per gold equivalent ounce” is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company’s ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.
This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.
Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.
In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.
Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold
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equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.
Sustaining Capital and Sustaining Lease
"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.
Growth Capital
"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
All-in Sustaining Costs per Gold Equivalent Ounce
“All-in sustaining costs per gold equivalent ounce” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation
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Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.
"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The “Sustaining Capital Expenditure Reconciliation” table below reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.
Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.
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Cash Costs and All-in Sustaining Costs per Gold Equivalent Ounce Reconciliation Tables
The following tables reconcile each of the non-GAAP financial performance measures described above to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
CONSOLIDATED OPEX, CASH COST AND AISC RECONCILIATION
Operating expenses	117.2	95.2
Gold equivalent ounces sold(1)	107,931	92,536
Operating expenses per gold equivalent ounce sold ($/ounce)(10)	1,086	1,029
Operating expenses	117.2	95.2
Treatment and refining charges on concentrate sales	5.2	3.7
Total cash costs	122.4	99.0
Gold equivalent ounces sold(1)	107,931	92,536
Total cash costs per gold equivalent ounce sold ($/ounce)	1,134	1,069
Sustaining capital expenditures(5)(7)	26.3	52.5
Sustaining exploration - expensed	0.1	0.3
Sustaining leases	2.4	2.6
Corporate G&A including share-based compensation(6)	5.8	6.9
Reclamation expenses	3.2	3.3
Total all-in sustaining costs	160.3	164.6
Gold equivalent ounces sold(1)	107,931	92,536
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,486	1,778

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	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	74.4	58.4
Gold equivalent ounces sold (1)	73,412	61,684
Operating expenses per unit of gold sold ($/ounce)	1,014	948
Operating expenses	74.4	58.4
Total cash costs	74.4	58.5
Gold equivalent ounces sold (1)	73,412	61,684
Total cash costs per gold equivalent ounce sold ($/ounce)	1,014	948
Sustaining capital expenditures(5)(7)	22.3	34.8
Sustaining leases	2.3	2.3
Reclamation expenses	2.6	2.6
Total all-in sustaining costs	101.5	98.2
Gold equivalent ounces sold (1)	73,412	61,684
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,383	1,592

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	42.8	36.8
Gold equivalent ounces sold (1)	34,519	30,852
Operating expenses per unit of gold sold ($/ounce)	1,240	1,192
Operating expenses	42.8	36.8
Treatment and refining charges on concentrate sales	5.2	3.7
Total cash costs	48.0	40.5
Gold equivalent ounces sold (1)	34,519	30,852
Total cash costs per gold equivalent ounce sold ($/ounce)	1,392	1,313
Sustaining capital expenditures(5)	4.0	17.7
Sustaining leases	—	0.1
Reclamation expenses	0.6	0.7
Total all-in sustaining costs	52.7	59.0
Gold equivalent ounces sold (1)	34,519	30,852
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,526	1,913

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Sustaining Capital Expenditures Reconciliation Table

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	63.1	75.6
New Afton growth capital expenditures(8)	(31.1)	(18.0)
Rainy River growth capital expenditures(8)	(5.7)	(4.9)
Sustaining capital expenditures	26.3	52.7

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Open Pit Net Mining Cost per Operating Tonne Mined, Underground Net Mining Costs per Operating Tonne Mined, Processing Costs per Tonne Processed and G&A Cost per Tonne Processed
“Open pit net mining cost per operating tonne mined,” “underground net mining costs per operating tonne mined,” “processing costs per tonne processed” and “G&A cost per tonne processed” are non-GAAP financial performance measures with no standard meaning under IFRS. "Open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed" and "G&A costs per tonne" are defined as operating expenses less change in inventories, selling costs, royalties and other non production costs, as these costs are not directly related to tonnes mined or milled, and then dividing the residual respective mining, processing or G&A costs by tonnage of ore mined or processed. New Gold believes these non-GAAP financial performance measures provide further transparency and assist analysts, investors and other stakeholders of the Company in assessing the performance of mining operations, eliminating the impact of varying production levels. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measures on an aggregate and mine-by-mine basis.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
RAINY RIVER COST PER TONNE
Operating expenses	74.4	58.4
Change in inventory, selling costs and royalties and other	(6.1)	(9.7)
Production costs	68.4	48.8
Mining costs	31.5	19.0
Processing costs	28.0	21.3
Site G&A costs	8.8	8.5
Ore and operating waste tonnes mined (thousands of tonnes)	8,707	4,970
Ore processed (thousands of tonnes)	2,016	2,189
Open pit net mining cost per operating tonne mined ($/tonne)	3.62	3.83
Processing costs per tonne processed ($/tonne)	13.91	9.72
G&A cost per tonne processed ($/tonne)	4.37	3.88

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	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
NEW AFTON COST PER TONNE
Operating expenses	42.8	36.8
Change in inventory, ore purchase costs, selling costs and royalties and other	(4.9)	(4.0)
Production costs	38.0	32.8
Mining costs	18.9	14.2
Processing costs	14.3	13.6
Site G&A costs	4.8	5.0
Ore and operating waste tonnes mined (thousands of tonnes)	693	535
Ore processed (thousands of tonnes)	733	927
Underground net mining costs per operating tonne mined ($/tonne)	27.23	26.51
Processing costs per tonne processed ($/tonne)	19.53	14.68
G&A cost per tonne processed ($/tonne)	6.49	5.41

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude “other gains and losses” as per Note 3 of the Company’s consolidated financial statements.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, foreign exchange gains/loss and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".
The Company uses "adjusted net earnings" for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.
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	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION
Loss before taxes	(31.5)	(7.3)
Other losses(9)	50.0	18.3
Adjusted net earnings before taxes	18.5	11.0
Income tax expense	(0.3)	(0.5)
Income tax adjustments	0.2	(0.2)
Adjusted income tax expense(2)	(0.1)	(0.7)
Adjusted net earnings	18.4	10.3
Adjusted net earnings per share (basic and diluted) ($/share)	0.03	0.02
Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended March 31
(in millions of U.S. dollars)	2023	2022
CASH RECONCILIATION
Cash generated from operations	60.6	67.8
Change in non-cash operating working capital	15.1	(1.4)
Cash generated from operations, before changes in non-cash operating working capital	75.7	66.4
Free Cash Flow
“Free cash flow” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the gold stream obligation and the Ontario Teachers’ Pension
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Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended March 31, 2023
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from (used by) operations	52.7	16.0	(8.1)	60.6
Less Mining interest capital expenditures	(28.0)	(35.0)	(0.1)	(63.1)
Add Proceeds of sale from other assets	—	—	—	—
Less Lease payments	(2.3)	—	(0.1)	(2.4)
Less Cash settlement of non-current derivative financial liabilities	(7.7)	—	(0.1)	(7.8)
Free Cash Flow	14.7	(19.0)	(8.4)	(12.7)

Three months ended March 31, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from (used by) operations	62.9	15.1	(10.3)	67.8
Less Mining interest capital expenditures	(39.9)	(35.8)	—	(75.6)
Add Proceeds of sale from other assets	0.1	—	—	0.1
Less Lease payments	(2.3)	(0.1)	(0.1)	(2.5)
Less Cash settlement of non-current derivative financial liabilities	(6.2)	(12.4)	—	(18.6)
Free Cash Flow	14.6	(33.2)	(10.4)	(28.8)

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Average Realized Price
“Average realized price per ounce of gold sold” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. “Average realized price per ounce of gold sold” is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	162.6	132.8
Treatment and refining charges on gold concentrate sales	2.2	1.2
Gross revenue from gold sales	164.8	134.0
Gold ounces sold	87,207	70,562
Total average realized price per gold ounce sold ($/ounce)	1,890	1,897

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	135.3	114.7
Gold ounces sold	71,891	60,635
Rainy River average realized price per gold ounce sold ($/ounce)	1,882	1,891

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2023	2022
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	27.3	18.1
Treatment and refining charges on gold concentrate sales	2.2	1.2
Gross revenue from gold sales	29.5	19.3
Gold ounces sold	15,316	9,927
New Afton average realized price per gold ounce sold ($/ounce)	1,928	1,935

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ENTERPRISE RISK MANAGEMENT AND RISK FACTORS
The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. For a comprehensive discussion of these and other risks facing the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2022, both of which are filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the three months ended March 31, 2023.

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CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2022.
ACCOUNTING POLICIES
The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2022 and have been consistently applied in the preparation of the unaudited condensed consolidated financial statements.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, under the supervision of its President and Chief Executive Officer and its Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2022. Based on that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.
Internal Controls over Financial Reporting
New Gold’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2022 based on the Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2022.
The effectiveness of the Company’s internal controls over financial reporting as of December 31, 2022 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as
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stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2022.
Limitations of Controls and Procedures
The Company’s management, including its President and Chief Executive Officer and its Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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ENDNOTES
1.Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q1 2023 includes production of 110,976 ounces of silver (121,027 ounces sold) converted to a gold eq. based on a ratio of $1,750 per gold ounce and $22.00 per silver ounce used for 2023 guidance estimates. Gold eq. ounces for New Afton in Q1 2023 includes 10.3 million pounds of copper produced (9.5 million pounds sold) and 26,722 ounces of silver produced (23,651 ounces of silver sold) converted to a gold eq. based on a ratio of $1,750 per gold ounce, $3.50 per copper pound and $22.00 per silver ounce used for 2023 guidance estimates.
2."Total cash costs", "all-in sustaining costs" (or "AISC"), "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne processed", "cash generated from operations before changes in non-cash operating working capital" and "free cash flow" are all non-GAAP financial performance measures that are used in this MD&A. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the “Non-GAAP Financial Performance Measures" section of this MD&A starting on page 26.
3.Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
4.A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
5.See “Sustaining Capital Expenditures Reconciliation Table” for a reconciliation of sustaining capital expenditures to mining interests per the consolidated statement of cash flows.
6.Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
7.Sustaining capital expenditures are net of proceeds from disposal of assets.
8.Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-Zone. Growth capital expenditures at Rainy River in the current period relate to underground development.
9.Please refer to Note 3 of the Company’s unaudited condensed consolidated interim financial statements for a detailed breakdown of other (losses) and gains.
10. These are supplementary financial measures which are calculated as follows: "revenue per ounce and pound sold" is total revenue divided by total gold ounces sold and copper pounds sold, "Operating expenses per gold eq. ounce sold" is total operating expenses divided by total gold equivalent ounces
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sold and "depreciation and depletion per gold eq. ounce sold" is total depreciation and depletion divided by total gold equivalent ounces sold.
CAUTIONARY NOTES
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this MD&A was prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include, among others, those in the sections "Sustainability and ESG", "Outlook 2023" and "Key Performance Drivers - Economic Outlook" as well as statements with respect to: the Company’s expectations and guidance with respect to production, operational estimates, capital investment estimates and exploration expense estimates on a mine-by-mine and consolidated basis for 2023, and the factors and timing contributing to those expectations; planned activities and timing for 2023 and future years at the Rainy River Mine and New Afton Mine, including planned development and exploration activities and related expenses; the current and future financial performance of the Company being closely related to the prevailing price of gold; expectations regarding strengthened production during the second half of the year and anticipated percentage of total annual production; the continuation of prevailing commodity prices and exchange rates, and the continuation of operations performing in accordance with mine plans; anticipated factors impacting the Company’s liquidity and the continued review thereof; the Company’s ability to implement its operational plans and to repay future indebtedness; planned continued advancement of C-Zone development at New Afton and the significant capital expenditures expected to result therefrom; the Company’s expectations regarding its liquidity position and its ability to fund its business objectives; the anticipated timing with respect to the Company’s contractual commitments becoming due; the sufficiency of the Company’s financial performance measures in evaluating the underlying performance of the Company; expectations regarding the management and mitigation of risk
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factors and the possible impacts on the Company; and the Company’s continued focus on the health, safety and well-being of its people.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2023 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized; and (10) there being no material disruption to the Company's supply chains and workforce at either the New Afton Mine or Rainy River Mine due to cases of COVID-19 or otherwise that would interfere with the Company's anticipated course of action at its operations.
Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company’s securities; changes in national and local government legislation in the countries in which New Gold does
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or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; the Company’s dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or otherwise; the responses of the relevant governments to any disease, epidemic or pandemic outbreak, including COVID-19 not being sufficient to contain the impact of such outbreak; disruptions to the Company’s supply chain and workforce due to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company’s response thereto; tailings dam and structure failures; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or
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revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.
Technical Information
The scientific and technical information in this MD&A relating to the New Afton Mine has been reviewed and approved by John Ritter, General Manager of the New Afton Mine. The scientific and technical information in this MD&A relating to the Rainy River Mine has been reviewed and approved by Gord Simms, General Manager of the Rainy River Mine. Mr. Ritter is a Professional Engineer and member of the Engineers and Geoscientists British Columbia. Mr. Simms is a Professional Engineer and member of the Engineers and Geoscientists British Columbia. Mr. Ritter and Mr. Simms are each "Qualified Persons" for the purposes of NI 43-101.
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